================================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

                             ABN AMRO HOLDING N.V.
                       Commission File Number: 001-14624

                               ABN AMRO BANK N.V.
                      Commission File Number: 001-14624-05

                (Translation of Registrant's name into English)

                           ------------------------

                                      THE
                                  NETHERLANDS
                        (Jurisdiction of Incorporation)

                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

                           ------------------------


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                         FORM 20-F  X     FORM 40-F
                                   ---              ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES       NO  X
                                    ---      ---

               Schedule of Information Contained in this Report:
        --------------------------------------------------------------
Terms Agreement dated April 13, 2006 pursuant to the U.S. Distribution Agreement, dated March 15, 2006, among ABN AMRO HOLDING N.V., ABN AMRO BANK N.V. and the Agent named therein, relating to the issue and sale from time to time of medium term notes due more than 9 months from the date of issue.

================================================================================

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-89136.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 14, 2006


                                    ABN AMRO HOLDING N.V.


                                    By:   /s/ Laura Schisgall
                                          ------------------------------------
                                          Name:   Laura Schisgall
                                          Title:  Attorney-in-fact



                                    By:   /s/ Russell Brenner
                                          ------------------------------------
                                          Name:   Russell Brenner
                                          Title:  Attorney-in-fact




                                    ABN AMRO BANK N.V.


                                    By:   /s/ Laura Schisgall
                                          ------------------------------------
                                          Name:   Laura Schisgall
                                          Title:  Attorney-in-fact



                                    By:   /s/ Russell Brenner
                                          ------------------------------------
                                          Name:   Russell Brenner
                                          Title:  Attorney-in-fact

                               ABN AMRO BANK N.V.
                             ABN AMRO HOLDING N.V.

                                TERMS AGREEMENT


                                                                  April 13, 2006

ABN AMRO Bank N.V.
ABN AMRO HOLDING N.V.

ATTENTION:        Laura Schisgall
                  Deputy General Counsel

RE: U.S. Distribution Agreement dated March 15, 2006 (the "U.S. DISTRIBUTION AGREEMENT")

The undersigned agrees to purchase your medium term notes having the following terms:

SECURITIES:              10-year notes linked to the Dow Jones-AIG Commodity
                         Total Return(SM)

ISSUER:                  ABN AMRO Bank N.V.

GUARANTOR:               ABN AMRO Holding N.V.

AGENT:                   AIG Financial Securities Corp.

CALCULATION AGENT:       ABN AMRO Incorporated

PRINCIPAL AMOUNT:        US$ 37,050,000

INDEX:                   Dow Jones - AIG Commodity Index Total Return(SM)

ISSUE PRICE:             100%

ORIGINAL ISSUE DATE:     April 19, 2006

PRICING DATE:            April 13, 2006

MATURITY DATE:           April 18, 2016

INTEREST PAYMENTS:       The Securities do not pay any interest during their
                         term.

PAYMENT AT MATURITY:     Holders who hold their Securities to maturity will
                         receive a cash payment at maturity equal to the product of the principal amount of the Securities they hold TIMES the Index Factor, MINUS the Reduction
                         Amount determined as of the Determination Date.

INDEX FACTOR:            The Index Factor will be equal to the Final Index
                         Level DIVIDED by the Initial Index Level.

REDUCTION AMOUNT:        The Reduction Amount is equal to the product of the
                         principal amount of the Securities held at maturity
                         TIMES the Index Factor TIMES 5% (or 0.05).

FINAL INDEX LEVEL:       The official closing settlement price of the Index on
                         the Determination Date, as calculated by the Calculation Agent.

INITIAL INDEX LEVEL:     The official closing settlement price of the Index on
                         the Pricing Date.

DETERMINATION DATE:      April 13, 2016.

GUARANTEE:               The Securities will be fully and unconditionally
                         guaranteed by ABN AMRO Holding N.V.

DENOMINATIONS:           The Securities will be issued in denominations of
                         $10,000 principal amount. Holders may only purchase
                         Securities in a minimum of $100,000 aggregate principal amount and $10,000 integral multiples in excess thereof.

CUSIP:                   00079F QA 3

OTHER PROVISIONS:

The Issuer and the Agent hereby covenant and agree that upon the Agent's request (each a "Purchase Request Date"), and provided that the Purchase Request Date cannot be a date after the Determination Date, the Issuer will repurchase Securities from the Agent in aggregate amounts of no less than $1,000,000 and at a price calculated jointly by the parties hereto as follows:

            Purchase Index Level              Days
Principal x -------------------- x (1-(0.5% x ----)) - Fee
            Initial Index Level               365

where:

     o "Principal" equals the principal amount of the Securities that the Agent has requested the Issuer to repurchase;

     o "Purchase Index Level" equals the official settlement closing price of the Dow Jones-AIG Commodity Index Total Return(SM) on the relevant Purchase Request Date, which price shall be determined by reference to Reuters page AIGCI1;

     o "Days" equals the number of calendar days from and including the Pricing Date to and including the relevant Purchase Request Date ;

     o    "Fee" equals:
                                              Days Remaining
                         Principal x Spread x --------------
                                                    365
          where:

          o "Days Remaining" equals the number of calendar days from and including the relevant Purchase Request Date to and including April 13, 2016; and

          o "Spread" equals: (i) for Purchase Request Dates occurring prior to April 13, 2011, 0.09%, (ii) for Purchase Request Dates occurring prior to April 13, 2012, 0.08%, (iii) for Purchase Request Dates occurring prior to April 13, 2013, 0.07%, (iv) for Purchase Request Dates occurring prior to April 13, 2014, 0.06%,
               (v) for Purchase Request Dates occurring prior to April 13, 2015, 0.05% and (vi) for Purchase Request Dates occurring prior to April 13, 2016, 0.04%.

Any purchases made pursuant to these provisions shall be made by 5 p.m. New York time on the day which is three Business Days immediately following the Purchase Request Date. For such purposes, "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized by law or regulation to close in The City of New York.

INCORPORATION BY REFERENCE:

     The provisions of Sections 1, 3(a) and 3(b), 4 through 6, 7 and 9 through 16 of the U.S. Distribution Agreement and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

     This Terms Agreement is also subject to termination on the terms incorporated by reference herein. If this Terms Agreement is terminated, the provisions of Sections 4(i), 6, 9, 10, and 12 of the U.S. Distribution Agreement shall survive for the purposes of this Term Agreement.

                                            AIG FINANCIAL SECURITIES CORP.


                                            By: /s/ Karen Fang
                                               --------------------------------
                                               Name:  Karen Fang
                                               Title: Managing Director


                                            Accepted:

                                            ABN AMRO BANK N.V.


                                            By: /s/ Laura Schisgall
                                               --------------------------------
                                               Name:  Laura Schisgall
                                               Title: Attorney-in-fact


                                            By: /s/ Russell Brenner
                                               --------------------------------
                                               Name:  Russell Brenner
                                               Title: Attorney-in-fact


                                            ABN AMRO HOLDING N.V.


                                            By: /s/ Laura Schisgall
                                               --------------------------------
                                               Name:  Laura Schisgall
                                               Title: Attorney-in-fact


                                            By: /s/ Russell Brenner
                                               --------------------------------
                                               Name:  Russell Brenner
                                               Title: Attorney-in-fact